# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amer Sports, Inc., CIK 0001988894
CUSIP: G0260P102
Title of class of securities: Ordinary shares, par value EUR 0.0300580119630888 per share
Address of issuer's principal executive offices: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, Cayman Islands (E9), KY1-1111
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001293451
Persons authorized to receive notices and communications: Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong, Hong Kong (K3), HK, 85231485100

## Reporting persons
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 15,794,146; shared voting power 0; sole dispositive power 15,794,146; shared dispositive power 0; aggregate amount beneficially owned 15,794,146 (2.7% of the class)
  Comment: (1) Number of shares represents (i) 13,871,069 Ordinary Shares of the Issuer (each as defined below) held by Huang River Investment Limited ("Huang River"), a wholly-owned subsidiary of Tencent (as defined below); and (ii) 1,923,077 Ordinary Shares of the Issuer held by Bright Adventure Holding Limited ("Bright Adventure"), an entity controlled by Tencent.
  
  (2) The percentage is calculated based on 581,822,024 Ordinary Shares of the Issuer issued and outstanding as of March 20, 2026 as reported in the current report on Form 6-K filed with the United States Securities and Exchange Commission by the Issuer on April 1, 2026.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value EUR 0.0300580119630888 per share
Name of issuer: Amer Sports, Inc.
Address of issuer's principal executive offices: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, Cayman Islands (E9), KY1-1111
Comment:
Introduction

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission by Tencent Holdings Limited, a Cayman Islands company ("Tencent") on February 9, 2024 (as amended to date, the "Statement"), in respect of the ordinary shares, par value EUR0.0300580119630888 per share (the "Ordinary Shares"), of Amer Sports, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Issuer"). The Issuer's Ordinary Shares are listed on the New York Stock Exchange under the symbol "AS." Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by adding the following:

Disposal of Ordinary Shares

In August 2026, Mount Jiuhua Investment Limited, a wholly-owned subsidiary of Tencent, transferred all the Ordinary Shares of the Issuer held by it to Huang River through an internal transfer.

On August 20, 2026, Huang River sold an aggregate of 13,871,070 Ordinary Shares and Bright Adventure sold an aggregate of 1,923,076 Ordinary Shares through block trades in the open market at a weighted average price of US$33.86 per Ordinary Share.

General

Tencent acquired the securities described in the Statement for investment purposes and it intends to review its investments in the Issuer on a continuing basis. Any actions Tencent might undertake may be made at any time and from time to time without prior notice and will be dependent upon Tencent's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Tencent may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, Tencent may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, Tencent does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, Tencent may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b)

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

Items 7 through 11 and Item 13 of the cover page of the Statement are incorporated herein by reference.

As of the date hereof, after taking into account the transactions as disclosed in Item 4 above, Tencent may be deemed to beneficially own, and deemed to have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition, of an aggregate of 15,794,146 Ordinary Shares, consisting of 13,871,069 Ordinary Shares held of record by Huang River and 1,923,077 Ordinary Shares held of record by Bright Adventure, representing an aggregate of approximately 2.7% of the total issued and outstanding Ordinary Shares.

The beneficial ownership percentage above is calculated based on 581,822,024 Ordinary Shares issued and outstanding as of March 20, 2026 as reported in the current report on Form 6-K filed with the United States Securities and Exchange Commission by the Issuer on April 1, 2026.

To the best knowledge of Tencent, none of the Related Persons beneficially owns any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as described in Item 4 above, none of Tencent, or to the best knowledge of Tencent, any of the Related Persons has effected any transactions in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Tencent ceased to be the beneficial owner of more than five percent of the Ordinary Shares on August 20, 2026.

## Signatures
- Tencent Holdings Limited: /s/ Ma Huateng, Ma Huateng, Director (08/24/2026)